AMENDMENT TO

SERVICES AGREEMENT
POTOMAC MANAGED VOLATILITY FUND

POTOMAC TACTICAL ROTATION FUND

POTOMAC TACTICAL OPPORTUNITIES FUND

POTOMAC DEFENSIVE BULL FUND

POTOMAC TACTICALLY PASSIVE FUND

This amendment is made to the Services Agreement between Potomac Fund Management, Inc. (the “Advisor”) and PFS Funds (the “Trust”) on behalf of Potomac Managed Volatility Fund, Potomac Tactical Rotation Fund, Potomac Tactical Opportunities Fund, Potomac Defensive Bull Fund, and the Potomac Tactically Passive Fund (each a “Fund”), series of the Trust and shall become effective as of February 11, 2026. It is mutually understood and agreed by and between the undersigned parties to amend the Services Agreement dated June 24, 2020 to add the Potomac Tactically Passive Fund to the agreement.

Section 6. Compensation of the Services Agreement to read as follows:

Compensation. For the performance of the Advisor’s obligations under this Agreement, including payment of certain expenses of each of the Funds pursuant to paragraph 3 hereof, each Fund shall pay the Advisor, on the first business day following the end of each month, a fee at an annual rate of 0.50% of a Fund’s average daily net assets up to $25 million, and 0.20% of a Fund’s average daily net assets in excess of $25 million.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Services Agreement on February 6, 2026.

PFS Funds

By: /s/ Jeffrey R. Provence

Print Name: Jeffrey R. Provence

Title: Trustee, Secretary and Treasurer

Potomac Fund Management, Inc.

By: /s/ Manish Khatta

Print Name: Manish Khatta

Title: President